FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July 2009
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURES

CGGVeritas Announces Second Quarter 2009 Results
Operating Margin of 9% Before
Marine Restructuring Charges
PARIS, France – July 30th 2009 – CGGVeritas (ISIN: 0000120164 – NYSE: CGV) announced today its non-audited second quarter 2009 consolidated results. All comparisons are made on a year-on-year basis unless stated otherwise. All results are reported after restructuring charges unless stated otherwise.
Results in line with expectations
▪
Group revenue was $779m and although down 11%, outperformed the market with strong results in Sercel, good marine performance, robust contract land in the Middle-East, strong processing performance and increased marine after-sales

▪	Before restructuring costs, group operating margin was 9%, and net income was $23m
▪	After restructuring costs, net income was a loss of $32m
▪	Backlog as of July 1st was $1.3 billion
Adjusting to current market conditions
▪	Reducing our marine fleet from 27 to 20 vessels. Four removed in 2009 and three more by mid 2010. This adjustment generated a one-time restructuring charge of $87m
▪	Disciplined capital spending plan is on track
▪	Our marine restructuring and cost reduction plans are expected to reduce our cost base by $350m in 2011 and have a $250m impact in 2010
▪	Strengthened balance sheet through more favorable covenants and extension of the debt maturity profile with a successful high-yield bond issue of $350 million
Q2 2009 key figures

In M$	Q2 2009	variance	Q2 2008

Group Revenue	779	-11%	874

Sercel	239	-15%	281

Service	558	-9%	613

Group Operating Income before restructuring	67	-56%	151

margin	9%		17%

Sercel	57	-33%	85

margin	24%		30%

Services	28	-66%	84

margin	5%		14%

Net Income before restructuring	23	-72%	81

margin	3%		9%

Net Income	-32		81

margin	-4%		9%

Cash Flow from Operations	218	-11%	246

Net Debt	1,499 (30 Jun 09)	+5%	1,432 (31 Dec 08)

Net Debt to Equity ratio	36%		35%

CGGVeritas Chairman & CEO, Robert Brunck commented:
“The seismic market continued to weaken during the quarter, especially in contract marine as industry capacity reduction lagged demand decrease. In this context, results were supported by robust Sercel sales this quarter, good marine performance, strong land contract in the Middle East, revitalized marine multi-client after-sales and our industry leading imaging technologies.
The oil price increase since the beginning of the year has generated growing interest in our recent multi-client programs and is a positive sign for the future, but has not yet been sufficient to initiate a rebound in the seismic market. In the second half of the year, the industry has to reduce capacity to adjust to current market conditions. We will take the opportunity, while adjusting our marine capacity, to standardize and high-grade our fleet to increase performance.
In 2009 we restructured our debt, and remain focused on cash flow with the objective of maintaining our net debt to equity ratio at current levels. For the longer term, we have programs in place, across the organization, that are expected to reduce our cost base by $350m in 2011 and have a $250m impact in 2010.”
Q2 2009 Financial Results
Group Revenue
Group Revenue was down 11% in $ and up 2% in € outperforming the market both in Sercel and Services.

In millions	Q2 09 ($)	variance	Q2 08 ($)	Q2 09 (€)	variance	Q2 08 (€)

Group Revenue	779	-11%	874	573	+2%	559

Sercel Revenue	239	-15%	281	175	-3%	180

Services Revenue	558	-9%	613	409	+5%	392

Eliminations	-17		-20	-12		-13

Marine contract	261	+22%	214	191	+40%	136

Land contract	83	-25%	110	61	-13%	70

Processing	97	+1%	97	72	+16%	62

Multi-client	116	-40%	192	86	-31%	124

MC marine	103	-31%	149	76	-20%	96

MC land	13	-71%	43	10	-66%	28

Sercel
Revenue was down 15% in $ and 3% in €. Internal sales represented 6% of revenue. Land equipment sales were robust this quarter and stable year-on-year. Marine sales were impacted by the reduction in marine Capex spending.
Services
Revenue was down 9% in $ and up 5% in € with good vessel utilization despite increasing standby between contracts. Revenue was also supported by strong processing performance, long-term contracts in the Middle East and increasing multi-client interest. Low prefunding due to startup of multi-client programs in the Gulf of Mexico and onshore US in Haynesville were offset by an increasing level of marine multi-client after sales that were up sequentially, and year-on-year.

Marine capacity adjustment: During the quarter, we initiated a marine capacity adjustment plan. The Harmattan 3D vessel was decommissioned in Q2. Following contract completions, two other 3D vessels and one 2D vessel will be de-rigged in 2009. Three additional 2D vessels will be decommissioned in 2010.
Overall adjustment generated a one-time restructuring charge during the second quarter of $87m ($30m for assets write-off and $57m of expenses)
▪
Marine contract revenue growth was strong, up 22% in $ and up 40% in €. The vessel availability rate[1] was 89%, including a 5% impact related to standby between contracts and the production rate[2] was 88%. 75% of the 3D fleet operated on contract. During the quarter, we saw the impact of lower pricing as many of the higher rate surveys from 2008 came to a close.

▪
Land contract revenue was down 25% in $ and 13% in €. We operated 12 crews worldwide, including Argas crews in Saudi Arabia and our large high-density contracts in Qatar and Oman. North American land activity slowed based on the seasonal decommissioning of Arctic crews and weak market conditions. Demand remains strong in the Middle East for large land and shallow water 3D acquisition projects.

▪	Processing & imaging revenue was up 1% in $ and up 16% in € as the performance and demand for our high-end differentiated imaging technologies and dedicated centers remained high.

▪
Multi-client revenue was down 40% in $ and 31% in € in line with our decreasing Capex spending. The amortization rate averaged 57%, with 76% in land and 54% in marine. The Net Book Value of the library and the end of June stood at $832 million.

Multi-client marine revenue was down 31% in $ and 20% in € as a result of decreasing Capex at $89 million (€66 million) and the direct impact this has on prefunding. Four 3D vessels were active, one in the GoM on the 3 Corners wide-azimuth survey, one in Brazil where we initiated an extension program of our Santos cluster survey around the Tupi discovery, one offshore Australia and one in the North Sea. Prefunding was $48 million (€35 million) with a rate of 54%, which is expected to significantly increase throughout the year. After-sales worldwide strengthened during the quarter and were up 7% in $ and 24% in € at $55 million (€41 million).
Multi-client land revenue was down 71% in $ and 66% in €. Capex eased as planned to $13 million (€9 million) as CGGVeritas began acquiring the Tri-Parish Line 3D multi-client survey in northern Louisiana. The 1500 square km wide-azimuth survey is the largest contiguous Haynesville shale survey to date. Prefunding, while expected to rapidly increase above 100%, was low during the quarter, at $2 million (€1 million), as the crew was mobilizing. After-sales were low year-on-year due to soft gas prices but increased sequentially to $11 million (€8 million).

[1] - The vessel availability rate, a metric measuring the structural availability of our vessels to meet demand; this metric is related to the entire fleet, and corresponds to the total vessel time reduced by the sum of the standby time between contracts, of the shipyard time and the steaming time (the “available time”), all divided by total vessel time;

[2] - The vessel production rate, a metric measuring the effective utilization of the vessels once available; this metric is related to the entire fleet, and corresponds to the available time reduced by the operational downtime, all then divided by available time.

Group EBITDAs before restructuring was $232 million (€170 million), a margin of 30% with the impact of lower pricing and lower contribution from multi-client sales.
Group EBITDAs was $175 million (€128 million).

In millions
before restructuring	Q2 09 ($)	variance	Q2 08 ($)	Q2 09 (€)	variance	Q2 08 (€)

Group EBITDAs	232	-32%	339	170	-22%	217

margin	30%		39%	30%		39%

Sercel EBITDAs	67	-29%	94	49	-18%	60

margin	28%		33%	28%		33%

Services EBITDAs	188	-30%	269	138	-20%	172

margin	34%		44%	34%		44%

Group Operating Income before restructuring was $67million, with a margin of 9% based on resilient performance of Sercel while weaker marine prices impacted Services.
Group Operating Income was a loss of $20 million (€16 million).

In millions
before restructuring	Q2 09 ($)	variance	Q2 08 ($)	Q2 09 (€)	variance	Q2 08 (€)

Group Operating Income	67	-56%	151	49	-50%	96

margin	9%		17%	9%		17%

Sercel Op. Income	57	-33%	85	42	-22%	54

margin	24%		30%	24%		30%

Services Op. Income	28	-66%	84	20	-62%	53

margin	5%		14%	5%		14%

Group Net Income before restructuring was $23 million (€16 million), a 3% margin, compared to $81 million (€52 million) last year, down 72% in $ and 68% in €, resulting in an EPS of €0.09 per ordinary share and $0.13 per ADS.
Group Net Income was a loss of $32 million (€25 million), resulting in an EPS of €-0.18 per ordinary share and $-0.24 per ADS.
Taxes
The effective tax rate was 32%.
Financial Charges
Financial charges were $34 million (€25 million).

Cash Flow
Cash Flow from Operations
Cash flow from operations was $218 million (€162 million) a reduction of 11% year-on-year.
Capex
Global Capex was $147 million (€108 million) this quarter, down 28% year-on-year.
▪	Industrial Capex was $45 million (€33 million), sequentially down from the first quarter.

▪	Multi-client Capex was $102 million (€75 million) with a prefunding rate of 49% compared to 79% last year.

In millions	Q2 09 ($)	variance	Q2 08 ($)

Capex	147	-28%	203

Industrial	45	-25%	61

Multi-client	102	-29%	143

Net Free Cash Flow
After interest expenses paid during the quarter, net free cash flow was at $19 million versus a negative $6 million last year.
Financing
During the quarter, consistently with its conservative financial policy, CGGVeritas reinforced its balance sheet with more favorable covenants and extensions of the debt maturity profile with no significant payments due until 2014.
We amended the financial covenants of both its US and French secured credit facilities. In consideration of these amendments, we repaid $100 million of its term loan B under the US senior facilities and increased the applicable margin for all borrowings under the US senior facilities and French revolving facility by 1.0%.
Also during the quarter, we issued $350 million of 9.5% unsecured Senior Notes due 2016. Part of the net proceeds of this offering will be used to repay existing debts.

Q2 2009 Comparison with Q2 2008

Consolidated Statement of Income before restructuring*	Second Quarter		Second Quarter
	(in million dollars)		(in million euros)
	Q2 09	Q2 08	Q2 09	Q2 08

Exchange rate euro/dollar	1.335	1.562	1.335	1.562

Operating Revenue	778.9	874.1	572.6	559.0

Sercel	238.7	281.3	175.2	179.9

Services	557.6	613.1	409.3	391.6

Elimination	-17.4	-20.3	-11.9	-12.5

Gross Profit*	164.2	244.9	119.7	155.8

Operating Income*	67.1	151.1	48.5	96.1

Sercel	56.7	84.5	41.9	53.9

Services	28.4	83.6	20.0	52.7

Corporate and Elimination	-18.2	-17.0	-13.3	-10.5

Income from Equity Investments	2.7	0.4	2.0	0.2

Net Income*	23.2	81.5	16.5	51.8

Earnings per share (€) / per ADS ($)	0.13	0.56	0.09	0.35

EBITDAs*	231.7	339.4	170.0	217.0

Sercel	66.5	94.1	49.1	60.1

Services	187.7	269.4	137.6	172.0

Industrial Capex	45.2	60.5	32.8	38.6

Multi-client Capex	101.7	142.7	75.0	91.2

Key Figures

In millions	Q2 09 ($)	variance	Q2 08 ($)	Q2 09 (€)	variance	Q2 08 (€)

Group EBITDAs

Before restructuring costs	232	-32%	339	170	-22%	217

margin	30%		39%	30%		39%

After restructuring costs	175	-48%	339	128	-41%	217

margin	22%		39%	22%		39%

Group Operating Income

Before restructuring costs	67	-56%	151	49	-50%	96

margin	9%		17%	9%		17%

After restructuring costs	-20	-113%	151	-16	-117%	96

margin	-3%		17%	-3%		17%

Group Net Income

Before restructuring costs	23	-72%	81	16	-68%	52

margin	3%		9%	3%		9%

After restructuring costs	-32	-140%	81	-25	-149%	52

margin	-4%		9%	-4%		9%

Earnings per share (€) / per ADS ($)
Before restructuring costs	0.13	-76%	0.56	0.09	-74%	0.35
After restructuring costs	-0.24	-143%	0.56	-0.18	-152%	0.35

H1 2009 Financial Results
Group Revenue
Group Revenue remained nearly flat, down 7% in $ and up 7% in €, outperforming the market with strong performance in Sercel and stable revenue in Services supported by the addition of Wavefield.

In millions	H1 09 ($)	variance	H1 08 ($)	H1 09 (€)	variance	H1 08 (€)

Group Revenue	1 630	-7%	1 747	1 221	+7%	1 144

Sercel Revenue	440	-22%	563	329	-11%	369

Services Revenue	1 246	-1%	1 260	934	13%	825

Eliminations	-56		-76	-42		-50

Marine contract	634	+40%	451	475	+61%	296

Land contract	215	-19%	265	161	-7%	173

Processing	198	+2%	194	149	+17%	127

Multi-client	198	-43%	350	148	-35%	229

MC marine	173	-35%	267	130	-26%	175

MC land	25	-70%	83	19	-66%	54

Sercel
Sercel sales were down 22%, in $ and 11% in € outperforming the market. Land equipment sales remained stable and marine sales were down as future fleet plans were adjusted.
Services
Revenue was stable in $ and up 13% in € supported by the addition of Wavefield in marine and strong processing performance.
▪
Marine contract revenue growth was strong, up 40% in $ and up 61% in €. Over the first half of the year, vessel production rates continued to improve while the impact of overcapacity sequentially impacted availability rates. For the first half of the year, fleet availability rate was 91% and the production rate was 89%.

▪	Land contract revenue was down 19% in $ and 7% in € mainly based on the weaker N. American onshore market. We operated 15 crews worldwide on average, including Argas crews in Saudi Arabia.

▪	Processing & imaging revenue was up 2% in $ and up 17% in € based on the continued strengthening performance and demand for our high-end differentiated technologies.

▪
Multi-client revenue was down 43% in $ and 35% in €. Capex eased as planned to $193 million (€145 million) and was down 33% in $ and 23% in €. The amortization rate averaged 60%, a level we expect to continue throughout 2009. Amortization was 77% in land and 58% in marine.

Multi-client marine revenue was down 35% in $ and 26% in €. Capex was $163 million (€122 million). Prefunding was $103 million (€77 million) with a rate of 63%. After-sales were $70 million (€52 million).

Multi-client land revenue was down 70% in $ and 66% in €. Capex eased as planned to $30 million (€22 million). Prefunding was $6 million (€4 million) with a rate of 20% as crews mobilized for new programs. After-sales were $19 million (€14 million).

Group EBITDAs before restructuring was $514 million (€385 million), a margin of 32% mainly based on the impact of lower pricing and particularly the lower contribution from multi-client sales.
Group EBITDAs was $458 million (€343 million).

In millions
before restructuring	H1 09 ($)	variance	H1 08 ($)	H1 09 (€)	variance	H1 08 (€)

Group EBITDAs	514	-25%	682	385	-14%	447

margin	32%		39%	32%		39%

Sercel EBITDAs	131	-32%	193	98	-22%	126

margin	30%		34%	30%		33%

Services EBITDAs	431	-22%	553	323	-11%	362

margin	35%		44%	35%		44%

Group Operating Income before restructuring was $199 million (€149 million), a 12% margin driven by the industry leading and resilient performance of Sercel while good operational performance of vessels was hampered by a decrease in marine prices and lower multi-client contributions.
Group Operating Income was $ 112 million (€84 million).

In millions
before restructuring	H1 09 ($)	variance	H1 08 ($)	H1 09 (€)	variance	H1 08 (€)

Group Operating Income	199	-41%	335	149	-32%	219

margin	12%		19%	12%		19%

Sercel Op. Income	111	-36%	174	83	-27%	114

margin	25%		31%	25%		31%

Services Op. Income	127	-41%	216	95	-33%	142

margin	10%		17%	10%		17%

Group Net Income before restructuring was $94 million (€70 million), a 6% margin, compared to $177 million (€116 million) last year, down 47% in $ and 39% in €, resulting in an EPS of €0.44 per ordinary share and $0.59 per ADS.
Group Net Income was $38 million (€29 million), down 78% in $ and 75% in €, resulting in an EPS of €0.17 per ordinary share and $0.22 per ADS.
Taxes
The effective tax rate was 28%.
Financial Charges
Financial charges were $69 million (€51 million).

Cash Flow
Cash Flow from Operations
Cash flow from operations was $340 million (€255 million) a reduction of 33% year-on-year.
Capex
Global Capex was $322 million (€241 million) at the end of June, down 24% in $ year-on-year.
▪	Industrial Capex was $129 million (€97 million), including a $30m capital lease for the seismic equipment on the new vessel Wavefield Voyager during the first quarter.

▪	Multi-client Capex was reduced by 33% in $ year-on-year.

In millions	H1 09 ($)		H12 08 ($)

Capex	322	-24%	425

Industrial	129	-6%	137

Multi-client	193	-33%	288

Net Free Cash Flow
After interest expenses paid during the first half of the year, net free cash flow was negative at -$19 million versus a positive $24 million last year.
Balance Sheet
Net debt to equity remained stable
The Group’s gross debt was down at $2.227 billion (€1.576 billion) at the end of June 2009. With $729 million (€515 million) in available cash, group net debt was $1.499 billion (€1.060 billion) and the net debt to equity ratio was stable at 36%.

H1 2009 Comparison with H1 2008

Consolidated Statement of Income before restructuring*	First Half		First Half
	(in million dollars)		(in million euros)
	H1 09	H1 08	H1 09	H1 08

Exchange rate euro/dollar	1.335	1.527	1.335	1.527

Operating Revenue	1 630.1	1 746.9	1 221.1	1 144.0

Sercel	439.8	563.0	329.0	368.7

Services	1 245.8	1 259.6	933.6	824.9

Elimination	-55.5	-75.7	-41.5	-49.6

Gross Profit*	420.4	544.0	315.0	356.2

Operating Income*	198.6	335.2	148.7	219.5

Sercel	111.0	174.1	83.0	114.0

Services	127.3	216.5	95.3	141.8

Corporate and Elimination	-39.6	-55.4	-29.7	-36.3

Income from Equity Investments	3.3	4.6	2.4	3.0

Net Income*	93.9	176.9	70.3	115.9

Earnings per share (€) / per ADS ($)	0.59	1.24	0.44	0.81

EBITDAs*	514.3	682.3	385.3	446.8

Sercel	130.7	192.6	97.8	126.1

Services	430.8	553.5	322.8	362.5

Industrial Capex	129.1	137.1	96.7	89.8

Multi-client Capex	192.8	287.9	144.5	188.5

In millions	H1 09 ($)	variation	H1 08 ($)	H1 09 (€)	variation	H1 08 (€)

Group EBITDAs

Before restructuring costs	514	-25%	682	385	-14%	447

margin	32%		39%	32%		39%

After restructuring costs	458	-33%	682	343	-23%	447

margin	28%		39%	28%		39%

Group Operating Income

Before restructuring costs	199	-41%	335	149	-32%	219

margin	12%		19%	12%		19%

After restructuring costs	112	-67%	335	84	-62%	219

margin	7%		19%	7%		19%

Group Net Income

Before restructuring costs	94	-47%	177	70	-39%	116

margin	6%			6%

After restructuring costs	38	-78%	177	29	-75%	116

margin	2%		10%	2%		10%

Earnings per share (€) / per ADS ($)

Before restructuring costs	0.59	-52%	1.24	0.44	-45%	0.81

After restructuring costs	0.22	-82%	1.24	0.17	-80%	0.81

Key Figures
About CGGVeritas:
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: July 30th, 2009

By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP QHSE, Career Development & training, Communication and Audit